UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-32217
CUSIP NUMBER 456784 10 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InfoSonics Corporation
Full Name of Registrant

N/A
Former Name if Applicable

5880 Pacific Center Blvd
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Because the Registrant has recently been involved in a number of business transactions in which the Registrant’s administrative and accounting staff has been actively participating, the Registrant’s staff has not had a sufficient opportunity to complete and review the Registrant’s Annual Report on Form 10-K (the “Form 10-K”), which could not be timely filed without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey Klausner	(858)	373-1674
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

For the year ended December 31, 2004, we had income from continuing operations of approximately $929,000, or $.19 per share, on net sales of $73.4 million. This is an increase of 61% when compared to the prior year of $577,000, or $.15 per share, on net sales of $60.9 million for the year ended December 31, 2003. The 21% increase in revenues is primarily attributable to a 10% increase in handset volume and a 10% increase in average selling price per unit.

For the year ended December 31, 2004 we incurred a loss from discontinued operations of approximately $890,000, or $.18 per share, this compares with income of $562,000, or $.14 per share for the ended December 31, 2004.  The discontinued operation effected our net income significantly for the year ended December 31, 2004, resulting in net income of $38,000 or $.01 per share, compared with net income of $1,139,000 or $.29 per share for the year ended December 31, 2003.

For the year ended December 31, 2004, cost of sales was approximately $67.9 million, or 92.4% of sales, compared with $56.1 million, or 92.1% of sales, for the year ended December 31, 2003. The 21% dollar increase in cost of sales is consistent with the increase in sales dollars of 21%. For the year ended December 31, 2004, our gross profit increased by approximately $742,000, an increase of 15%, as compared with the prior year. The increase in gross profit is primarily the result of increased sales levels. The decrease in gross profit as a percentage of net sales was due to a change in product mix, and a certain mobile operator who promoted wireless devices directly to its dealer channel at subsidized pricing that made our offering to that dealer channel for that same mobile operator’s wireless devices uncompetitive, resulting in lower gross profit opportunity in the year ended December 31, 2004 as compared with year ended December 31, 2003.

For the year ended December 31, 2004, operating expenses were $4.2 million, an increase of 18%, as compared with the prior year. As a percentage of net sales, operating expenses decreased to 5.7% from 5.9% for the prior year. The increase in operating expense dollars is a direct result of increased sales personnel and the necessary back office support staff, as well as additional costs associated with being a publicly traded company, including legal and accounting fees.  The decrease in operating expenses as a percentage of revenues is a direct result of management’s efforts to utilize efficiencies in an attempt to increase shareholder value.

For the year ended December 31, 2004, our income from continuing operations before interest and tax provision was $1,333,000, as compared with $1,238,000 for the year ended December 31, 2003. As a percentage of net sales, income from continuing operations before interest and tax provision was 1.8% for the year ended December 31, 2004 as compared to 2.0% for the year ended December 31, 2003. The decrease in income from continuing operations before interest and tax provision as a percentage of net sales for the year ended December 31, 2004 was a result of the factors discussed above, specifically the decrease in gross margin.  The dollar increase in income from continuing operations is due to increased sales, increased gross profit dollars, and lower operating cost per dollar of revenue.

Sales increased approximately 21%, gross profit increased approximately 15%, operating expenses increased approximately 18%, and income from continuing operations increased approximately 61% from the year ended December 31, 2004 as compared with the year ended December 31, 2003.

INFOSONICS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2005	By	/s/ Jeffrey Klausner
Jeffrey Klausner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).